Exhibit 17.1

THOMAS G. SLATER, JR.
951 East Byrd Street
Richmond, VA  23219

September 25, 2013

R. Gregory Williams
Chairman of The Board
Tredegar Corporation
7275 Glen Forest Drive, Ste 100
Richmond, VA 23226

Dear Greg,

As I indicated at the conclusion of the Tredegar Board meeting today, I am greatly disappointed at the lack of process and consultation in response to the recently filed Schedule 13D, including the process followed in adopting the resolution to create a Special Committee of the Board today.  Accordingly, I hereby tender my resignation as a Director, effective immediately.

Sincerely,

/s/ Thomas G. Slater, Jr.

Thomas G. Slater, Jr.

TGS/ejr

cc:	A. Brent King
Vice President, General Counsel Tredegar Corporation